July 28, 2009

Mr. Leo F. Wells, III
President
Wells Timberland REIT, Inc.
6200 The Corners Parkway
Norcross, Georgia 30092-3365

>   **Re: Wells Timberland REIT, Inc**
>   **Registration Statement on Form S-11**
>   **Draft tax opinion submitted July 17, 2009**
>   **File No. 333-157087**

Dear Mr. Wells:

We have limited our review of your filing to the issue we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please note that we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Draft Prospectus Disclosure

1.   Please revise to disclose that you have received an opinion of counsel and name counsel. Please also disclose that counsel's opinion is expressly conditioned on the assumptions that you will not have positive REIT taxable income in 2009 and that you will not be prohibited from satisfying your distribution obligations in 2010. Revise to clearly state that you will not qualify as a REIT for 2009 if you are unable to satisfy these conditions.

Draft Tax Opinion

2.   Refer to the sixth assumption at the top of page 2 of the opinion. This assumption is not appropriate because the language "or otherwise" exceeds the scope of the existing indebtedness that is fully described in the revised prospectus disclosure. The existence of other prohibitions on distribution payments is a factual matter that counsel should be able to ascertain. Please provide a revised opinion that limits the scope of this assumption.

3.   Considering the assumptions that counsel has included in the opinion, it appears that counsel is providing a qualified opinion. Please revise the description of the opinion to clarify that your ability to qualify as a REIT is not certain.

4.   We note the disclaimer at the bottom of page 3 that the opinion is rendered "only" to the company and, further, that "no other person is entitled to rely upon it." Please note that investors are entitled to rely upon the opinions expressed. Please provide a revised opinion that removes these limitations on reliance.

5.   Please provide a revised opinion that includes counsel's consent or confirm that you will file a separate consent as an exhibit to the registration statement.

******

As appropriate, please amend your registration statement in response to this comment. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comment, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comment on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or the undersigned at (202) 551-3785 with any questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Rosemarie A. Thurston
    Lesley H. Solomon
    Alston & Bird LLP
    Via facsimile: (404) 881-7777